Mail Room 4561

March 31, 2010

Gene Austin
Chief Executive Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, Texas 78758

> **Re:** **Convio, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 19, 2010**
> **File No. 333-164491**

Dear Mr. Austin:

We have reviewed your response to our letter dated March 19, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated March 15, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 47

1.   We note your estimated IPO price range as verbally communicated to the Staff. Please revise your disclosures to reconcile and explain the difference between the fair value of the common stock underlying your option grants as of the most recent valuation date and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock. Also, please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Note 9. Stock Warrants, page F-29

2.   We note your response to prior comment 5 where you indicate that Series P common stock warrants are redeemable upon an event outside of the company's control. Please describe the specific event(s) upon which your Series P common

stock is mandatorily redeemable. Also, explain further how you applied the guidance in ASC 480-10-55-33 and ASC 480-10-25-4 in determining the classification of <u>both</u> the Series P common stock warrants and the Series A convertible preferred stock warrants or provide reference to the <u>specific</u> guidance you relied upon.

* * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact Stephani Bouvet at (202) 551-3545, or in her absence, me at (202) 551-3456.

Sincerely,

Matthew Crispino
Attorney Advisor

cc: <u>Via facsimile: (512) 457-7001</u>
John J. Gilluly III, P.C.
DLA Piper LLP (US)